Athersys, Inc.

3201 Carnegie Avenue

Cleveland, Ohio 44115

June 5, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Athersys, Inc.
Registration Statement on Form S-3 (Registration No. 333-238810)

Ladies and Gentlemen:

On behalf of Athersys, Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-238810) (the “Registration Statement”) of the Company be accelerated to 3:00 p.m. Eastern Time on June 9, 2020, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

ATHERSYS, INC.

By:	/s/ Ivor Macleod
	Name:	Ivor Macleod
	Title:	Chief Financial Officer

cc: Michael J. Solecki, Esq.